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                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2001



                                  CONTENTS

                                                            Page

Summary of Billings                                           1

Calculation of Allowed Cost of Capital -
  Effective April 1, 2001                                     2



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
                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                               SUMMARY OF BILLINGS
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2001
                                           April 2001               May 2001                 June 2001
                                     ----------------------  ----------------------  -------------------------
                                     Tons     Fee    Amount  Tons     Fee    Amount  Tons     Fee    Amount
                                     ----     ---    ------  ----     ---    ------  ----     ---    ------
                                           (per ton)  (000)        (per ton)  (000)        (per ton)  (000)

BARGING SERVICE BILLINGS TO AFFILIATES

  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . 228,026  $2.80   $638   163,682   $2.65    $434   114,749    $2.73   $313
                                              =====                    =====                      =====

    Amos Plant . . . . . . . . . . .    -     $ -       -      8,347   $1.35      11    22,199    $1.33     30
                                     -------  =====   ----   -------   =====    ----   -------    =====   ----

      Total. . . . . . . . . . . . . 228,026          $638   172,029            $445   136,948            $343
                                     =======          ====   =======            ====   =======            ====

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . 264,905  $3.67 $  972   196,093   $4.15    $813   308,651    $3.27 $1,009
                                              =====                    =====                      =====

    Kanawha River Plant. . . . . . . 103,606  $0.87     90    83,603   $0.84      70   101,790    $0.86     87
                                     -------  ===== ------   -------   =====    ----   -------    ===== ------

      Total. . . . . . . . . . . . . 368,511        $1,062   279,696            $883   410,441          $1,096
                                     =======        ======   =======            ====   =======          ======

  Ohio Valley Electric Company . . .  55,827  $1.13    $63    33,754   $2.91     $98    36,674    $1.27    $47
                                     =======  =====    ===   =======   =====     ===   =======    =====    ===

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . 264,698  $2.89   $766   174,183   $2.77    $483   140,709    $3.03   $427
                                     =======  =====   ====   =======   =====    ====   =======    =====   ====

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . 916,069  $1.82 $1,664   855,738   $1.84  $1,574   846,107    $1.86 $1,576
                                     =======  ===== ======   =======   =====  ======   =======    ===== ======

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . .  74,300  $2.04   $152    63,646   $1.91    $122   140,168    $2.77   $388
                                              =====                    =====                      =====

    Gavin Plant. . . . . . . . . . .  54,622  $1.42     77   147,692   $1.42     210    38,414    $1.32     51
                                     -------  =====   ----   -------   =====    ----   -------    =====   ----

      Total. . . . . . . . . . . . . 128,922          $229   211,338            $332   178,582            $439
                                     =======          ====   =======            ====   =======            ====

BARGING SERVICE BILLINGS

TO UNAFFILIATED COMPANIES:
-------------------------

  Buckeye Power Company:
    Cardinal Plant (Unit 2 & 3). . . 110,767  $4.25   $471   182,604   $4.17    $761    76,409    $2.78   $212
                                     =======  =====   ====   =======   =====    ====   =======    =====   ====

  Other Coal . . . . . . . . . . . .  85,347  $2.30   $197    74,471   $2.30    $171    55,849    $2.30   $129
                                     =======  =====   ====   =======   =====    ====   =======    =====   ====

  Other. . . . . . . . . . . . . . . 217,114          $507   221,702            $457   316,175            $703
                                     =======          ====   =======            ====   =======            ====

Note: The above amounts include demurrage charges.

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                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                          RATE OF RETURN ON INVESTMENT


                                                                  AFTER-TAX
                  @12/31/00       PERCENT       EFFECTIVE         WEIGHTED
COMPONENT           (000)         OF TOTAL         COST        RATE OF RETURN
---------       ------------      --------      ---------      --------------

Long-term Debt  $1,161,024 a        57.69%        7.18% c           4.14%

Preferred Stock     73,681           3.66%        6.27% c           0.23%

Common Stock       777,958 b        38.65%       12.00% d           4.64%
                ----------         ------                           ----

Total           $2,012,663         100.00%                          9.01% *
                ==========         ======                           ====


a) Long-term debt is net of unamortized debt expense and the unamortized loss on reacquired debt and excludes the liability for spent nuclear fuel disposal costs.

b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.

c)       Cost at 12/31/00.

d)       The rate ordered by the IURC in I&M's 1993 retail rate proceeding.

* Rate will be applied for billing purposes to the twelve months period commencing April 1, 2001.